Primary Business Name: CODA MARKETS, INC.   **BD Number: 36187**

BD - AMENDMENT

09/30/2019

BD - INDIRECT OWNERS

Ownership Codes: **NA - less than 5%**   **B - 10% but less than 25%**   **D - 50% but less than 75%**

A   - 5% but less than 10%   **C - 25% but less than 50%**   **E - 75% or more**

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
ROSS, DONALD KEITH JR	I	PDQ ENTERPRISES LLC	EXECUTIVE CHAIRMAN & SHAREHOLDER (CLASS A & B)	01/2006	C	Y	N	xxx-xx-xxxx